January 7, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel Assistant Director

RE:	DigitalGlobe, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed on February 24, 2010

Definitive Proxy Statement on Schedule 14A
Filed on April 7, 2010

File No. 001-34299
Dear Mr. Spirgel:
On behalf of DigitalGlobe, Inc. (“DigitalGlobe”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated December 20, 2010 (the “Comment Letter”) relating to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by DigitalGlobe on April 7, 2010, supplemented on April 12, 2010 and incorporated by reference into Part III of the Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”) filed by DigitalGlobe on February 24, 2010. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.
Concurrently with the filing of this letter, DigitalGlobe is filing, via EDGAR submission, Amendment No. 1 to the Annual Report for the year ended December 31, 2009 (the “Form 10-K/A) reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes deemed necessary or appropriate by DigitalGlobe. References to page numbers below (other than those in the Staff’s comments in italics) are to the applicable pages of the Form 10-K/A.

Mr. Larry Spirgel
January 7, 2011

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K
Compensation Discussion & Analysis, page 20
1.
We note the disclosure on page 24 that payment of the discretionary portion of the cash award under the 2009 Success Sharing Plan was based on the Chief Executive Officer’s qualitative assessment of each officer’s job performance for the year. We also note disclosure on pages 24 and 25 that recommendations for equity awards under the 2009 Success Sharing Plan were made by your Chief Executive Officer to the Compensation Committee based on her assessment of performance and her assessment of a competitive and appropriate award value; further, the recommendations for equity awards under the 2008 Success Sharing Plan were made by the Chief Executive Officer to the Compensation Committee based on her assessment of the officers’ individual job performance and contributions to company priorities. Please revise to more specifically discuss how the Chief Executive Officer’s and Compensation Committee’s considerations of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned as a discretionary cash award and equity award for the last completed fiscal year. In addition, please consider the application of Instruction 2 to Regulation S-K Item 402(b) with respect to discussing equity awards granted after the end of the last fiscal year but relating back to service in the last fiscal year.

Response: In accordance with the Staff’s comment, DigitalGlobe has revised the disclosure in the Form 10-K/A to more specifically explain how the Chief Executive Officer’s and the Compensation Committee’s considerations of these individual performance, subjective and other factors resulted in the amounts each officer earned as a discretionary cash award and equity award for the fiscal year ended on December 31, 2009.
Certain Relationships and Related Party Transactions
2.	Please disclose the amount of compensation that Morgan Stanley & Co. Incorporated received for serving as an underwriter of your initial public offering.
Response: In accordance with the Staff’s comment, DigitalGlobe has disclosed in the Form 10-K/A the compensation that Morgan Stanley & Co. Incorporated received for serving as an underwriter of DigitalGlobe’s initial public offering.

Mr. Larry Spirgel
January 7, 2011

In accordance with your request, DigitalGlobe hereby acknowledges that:
•	DigitalGlobe is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings; and
•	DigitalGlobe may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please contact me at (303) 684-4312.
Very truly yours,
/s/ J. Alison Alfers
J. Alison Alfers

cc:	via email to: Richard Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)